July 26, 2010

Mr. Justin T. Dobbie

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dobbie:

The purpose of this letter is to respond to your July 26, 2010 letter to Phillip D. Green, Group Executive Vice President and Chief Financial Officer of Cullen/Frost Bankers, Inc. (“Cullen/Frost”) to provide comments on the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed by Cullen/Frost on February 2, 2010. In order to assist in your review of our responses, we have set forth below in full the comment contained in your letter, together with our responses to that comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 132

Annual Incentive Pay, page 20 of Definitive Proxy Statement on Schedule 14A

1.	We note your response to comment 2 in our letter dated June 10, 2010. The table provided, however, does not include the threshold, target and maximum amounts of the estimated future payouts under non-equity incentive plan awards. Even though the award was not earned, the table should disclose the amounts that could have been earned by the named executive officers had the established 2009 performance targets been achieved. Please revise.

Cullen/Frost’s proposed revised disclosure in the Grants of Plan-Based Awards table with respect to non-equity incentive plan awards is as follows, although, as we note in the footnote to the table below, before the end of 2009, the Company determined not to pay bonuses for 2009:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)

Richard W. Evans, Jr.		—	720,000	—

Phillip D. Green		—	255,000	—

David W. Beck, Jr.		—	187,500	—

Richard Kardys		—	187,500	—

Paul H. Bracher		—	187,500	—

(1)	These amounts listed in these columns relate to the annual incentive awards for 2009, although as described on pages 21 and 22, no annual incentive payments were actually made for 2009. As described on page 20, with respect to Mr. Evans, the Committee approved a bonus cap of 0.8% of the Company’s net income, a ceiling from which the Committee then exercises only downward discretion to arrive at a bonus payment amount that is determined as a percentage of Mr. Evans’s base salary, which was 90% for 2009. No separate threshold or maximum amounts were established. As described on page 21, with respect to the Named Executive Officers other than Mr. Evans, under the Management Bonus Plan, bonus amounts in excess of or below target may be paid at the discretion of the Chief Executive Officer with the approval of the Committee. Because amounts in excess of or below target are discretionary, no threshold or maximum amounts are stated. Mr. Evans recommended to the Committee during the fourth quarter of 2009 that no bonuses for 2009 performance be paid to the Named Executive Officers due to the projected actual performance for 2009 falling short of budgeted expectations. The Committee concurred.

Cullen/Frost confirms that it will revise future filings accordingly.

*    *    *    *

This is to acknowledge that: (i) Cullen/Frost is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Cullen/Frost may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

If you have any questions or request any further information, please do not hesitate to contact me at (210) 220-4310.

Sincerely,

/s/ Stan McCormick
Stan McCormick Executive Vice President & Corporate Secretary

cc:	Richard W. Evans, Jr.
Chief Executive Officer

Phillip D. Green
Group Executive Vice President and Chief Financial Officer